

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2022

Barry Grunberger
Chief Executive Officer
Transnational Group, Inc.
2701 Thanksgiving Way, Suite 100
Lehi, Utah 84043

      Re: **Transnational Group, Inc.**
           Amendment No. 2 to Registration Statement on Form 1-A
           Filed April 5, 2022
           File No. 024-11775

Dear Mr. Grunberger:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2022 letter.

Form 1-A filed April 5, 2022

General

1.   We note your response to prior comment 8. However, we are unable to find the revised Subscription Agreement as an exhibit. Please file the revised Subscription Agreement as an exhibit to your offering statement.

2.   We note that you did not respond to prior comment 7. We reissue our comment.

Please contact Erin Donahue at 202-551-6001 or Asia Timmons-Pierce at 202-551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing